# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Climb Bio, Inc., CIK 0001768446
CUSIP: 28658R106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 20 William Street, Suite 145, Wellesley Hills, Massachusetts (MA), 02481
Date of event which requires filing of this statement: 04/27/2026
Amends the filing with accession number 0001104659-21-107764
Filed by CIK 0001346824
Persons authorized to receive notices and communications: Peter Kolchinsky, RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston, Massachusetts (MA), 02116, 617.778.2500

## Reporting persons
- RA Capital Management, L.P. (CIK 0001346824): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 22,631,401; sole dispositive power 0; shared dispositive power 22,631,401; aggregate amount beneficially owned 22,631,401 (33% of the class)
- Peter Kolchinsky (CIK 0001384859): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 22,631,401; sole dispositive power 0; shared dispositive power 22,631,401; aggregate amount beneficially owned 22,631,401 (33% of the class)
- Rajeev Shah (CIK 0001619841): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 22,631,401; sole dispositive power 0; shared dispositive power 22,631,401; aggregate amount beneficially owned 22,631,401 (33% of the class)
- RA Capital Healthcare Fund, L.P. (CIK 0001315082): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 17,123,763; sole dispositive power 0; shared dispositive power 17,123,763; aggregate amount beneficially owned 17,123,763 (25% of the class)
- RA Capital Nexus Fund III, L.P. (CIK 0001883840): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 5,346,247; sole dispositive power 0; shared dispositive power 5,346,247; aggregate amount beneficially owned 5,346,247 (9.3% of the class)
- Sera Medicines, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 2,479,872; sole dispositive power 0; shared dispositive power 2,479,872; aggregate amount beneficially owned 2,479,872 (4.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Climb Bio, Inc.
Address of issuer's principal executive offices: 20 William Street, Suite 145, Wellesley Hills, Massachusetts (MA), 02481
Comment: This Amendment No. 9 (this "Amendment No. 9" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on August 19, 2021, and amended on April 10, 2023, November 17, 2023, March 18, 2024, April 12, 2024, May 17, 2024, June 6, 2024, July 1, 2024 and December 15, 2025 (as amended, the "Statement") by RA Capital Management, L.P. ("RA Capital"), Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the "Fund"). Unless otherwise defined herein, capitalized terms used in this Amendment No. 9 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D/A is being filed on behalf of RA Capital, Dr. Kolchinsky, Mr. Shah, the Fund, RA Capital Nexus Fund III, L.P. (the "Nexus Fund III") and Sera Medicines, LLC ("Sera"). RA Capital, Dr. Kolchinsky, Mr. Shah, the Fund and the Nexus Fund III and are collectively referred to herein as the "RA Capital Reporting Persons," and the RA Capital Reporting Persons and Sera are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the "Act") is attached hereto as Exhibit 99.1. The name of each director and executive officer of Sera is set forth on Schedule I attached hereto as Exhibit 99.2 of this Schedule 13D/A.

The Reporting Persons' beneficial ownership of the Issuer's securities includes (i) 3,403,429 shares of common stock held directly by the Fund, (ii) pre-funded warrants (the "Pre-Funded Warrants") exercisable for up to 22,546,000 shares of common stock held directly by the Fund; (iii) 2,479,872 shares of common stock held directly by Sera; (iv) 1,226,497 shares of common stock held directly by RA Capital Nexus Fund, L.P. (the "Nexus Fund"); (v) 483,679 shares of common stock held directly by RA Capital Nexus Fund II, L.P. (the "Nexus Fund II"); (vi) 2,866,375 shares of common stock held directly by the Nexus Fund III; (vii) 841,087 shares of common stock held directly by a separately managed account (the "Account"); (viii) 50,000 vested stock options (right to buy) and 40,000 stock options (right to buy) scheduled to vest within 60 days of this filing held by Dr. Levin for the benefit of RA Capital. The Pre-Funded Warrants contain a provision (the "Beneficial Ownership Blocker") which precludes exercise of the Pre-Funded Warrants to the extent that, following exercise, the Fund, together with its affiliates and other attribution parties, would own more than 33.0% of the common stock outstanding. The Fund is currently prohibited from exercising the Pre-Funded Warrants to the extent that such exercise would result in the Reporting Persons' beneficial ownership of more than 22,631,401 shares of common stock.

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund, RA Capital Nexus Fund GP, LLC is the general partner of the Nexus Fund, RA Capital Nexus Fund II GP, LLC is the general partner of the Nexus Fund II, and RA Capital Nexus Fund III GP, LLC is the general partner of the Nexus Fund III. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. The Fund and the Nexus Fund III collectively own approximately 75% of the outstanding equity interests of Sera and may be deemed to beneficially own the securities of the Issuer held by Sera for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act"). RA Capital serves as investment adviser for the Fund, the Nexus Fund, the Nexus Fund II, the Nexus Fund III and the Account and may be deemed a beneficial owner, for purposes of Section 13(d) of the Act of any securities of the Issuer held by the Fund, the Nexus Fund, the Nexus Fund II, the Nexus Fund III, Sera or the Account. The Fund, the Nexus Fund, the Nexus Fund II and the Nexus Fund III have delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund, the Nexus Fund, the Nexus Fund II and the Nexus Fund III, and each of these funds has divested themselves of voting and investment power over the reported securities they hold and may not revoke that delegation on less than 61 days' notice. The Fund, the Nexus Fund, the Nexus Fund II and the Nexus Fund III disclaim beneficial ownership of the securities they hold for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Schedule 13D/A other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of the Schedule 13D/A shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.
Residence or business address:
The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.

The business address of each director and executive officer of Sera is set forth on Schedule I of this Schedule 13D/A.
Present principal occupation or employment:
The Fund and the Nexus Fund III are private investment vehicles. RA Capital provides investment management services to the Fund, the Nexus Fund, the Nexus Fund II, the Nexus Fund III and the Account. The principal occupation of Dr. Kolchinsky and Mr. Shah is investment management.

Sera is a privately held, biologics-focused accelerator advancing next-generation therapies with transformative potential for patients.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, nor any person named in Schedule I to this Schedule 13D/A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons, nor any person named in Schedule I to this Schedule 13D/A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
See Item 6 of the cover pages.

The citizenship of each director and executive officer of Sera is set forth on Schedule I of this Schedule 13D/A.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

April 2026 Securities Purchase Agreement

On April 27, 2026, the Issuer entered into a securities purchase agreement (the "April 2026 Securities Purchase Agreement") with certain institutional accredited investors (the "April 2026 PIPE Investors"), including the Fund, pursuant to which the Issuer agreed to issue and sell to the April 2026 PIPE Investors in a private placement (the "April 2026 Private Placement") (i) an aggregate of 9,481,000 shares of common stock (the "April 2026 PIPE Shares") at a price of $9.50 per share; and (ii) an aggregate of 2,106,000 warrants (the "April 2026 Pre-Funded Warrants") in lieu of shares of common stock, at a purchase price of $9.4999 per Pre-Funded Warrant (the shares of common stock issuable upon exercise of the April 2026 Pre-Funded Warrants, the "April 2026 Warrant Shares"). The April 2026 Private Placement closed on April 29, 2026 (the "Closing Date"). The Fund purchased 2,106,000 April 2026 Pre-Funded Warrants in the April 2026 Private Placement, for total consideration of $ 20,006,789.40, which was funded by the working capital of the Fund.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon the sum of (i) 47,768,543 shares of common stock outstanding as of April 7, 2026, as reported in the Issuer's definitive proxy statement, filed with the SEC on April 24, 2026; and (ii) 9,481,000 shares of common stock issued in the April 2026 Private Placement, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on April 28, 2026, and giving effect to stock options and Pre-Funded Warrants, to the extent exercisable within 60 days hereof, as referenced herein. The number of shares of common stock beneficially owned by each director and executive officer of Sera is set forth on Schedule I to this Schedule 13D/A.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days:
Except as set forth in Item 3 and below, none of the Reporting Persons, nor any person named in Schedule I to this Schedule 13D/A, has effected any transactions with respect to the securities of the Issuer during the past sixty days.

Reporting No. Price Per
Transaction Person Date Shares Share

Vest Stock Option (Right to Buy) RA Capital 06/04/2026 40,000 (1) (2)

(1) This option represents a right to purchase a total of 40,000 shares of the Issuer's common stock, which shall vest in full on June 4, 2026, subject to Dr. Levin's continuous service to the Issuer through such vesting date. These options have an exercise price of $1.29.

(2) Represents future vesting options within 60 days from the filing date of this Schedule 13D/A.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities subject to this Schedule 13D/A.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Sera ceased to be the beneficial owner of more than 5% of the common stock on April 29, 2026 by virtue of dilution resulting from the closing of the April 2026 Private Placement.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented as follows:

Item 3 is incorporated by reference.

Registration Rights Agreement

Pursuant to the April 2026 Securities Purchase Agreement, the Issuer has entered into a registration rights agreement (the "April 2026 Registration Rights Agreement") with the April 2026 PIPE Investors in connection with the closing of the April 2026 Private Placement and under which the Issuer agreed to register for resale the April 2026 PIPE Shares and the April 2026 Warrant Shares (together, the "Registrable Securities"). Under the April 2026 Registration Rights Agreement, the Issuer agreed to file a registration statement covering the resale by the April 2026 PIPE Investors of their Registrable Securities as promptly as reasonably practicable and in any event no later than 45 days following the closing of the April 2026 Private Placement (the "Filing Deadline"). The also agreed to use reasonable best efforts to cause such registration statement to be declared effective at the earliest possible date and to keep such registration statement effective until the earlier of (i) the date on which the April 2026 PIPE Investors shall have resold all the Registrable Securities covered thereby; and (ii) the date on which the Registrable Securities may be resold by the April 2026 PIPE Investors without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144 under the Securities Act ("Rule 144"), without the requirement for the Issuer to be in compliance with the current public information requirement under Rule 144 under the Securities Act or any other rule of similar effect. Under the Registration Rights Agreement, the Issuer is responsible for all fees and expenses incurred in connection with the registration of the Registrable Securities and may be required to pay specified liquidated damages to the April 2026 PIPE Investors in the event the Issuer does not meet certain specified deadlines for filing, bringing effective and keeping effective a resale registration statement covering the Registrable Securities.

The Issuer has granted the April 2026 PIPE Investors customary indemnification rights in connection with the registration statement. The April 2026 PIPE Investors have also granted the Issuer customary indemnification rights in connection with the registration statement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as Exhibit 99.3 hereto and incorporated by reference herein.

April 2026 Pre-Funded Warrants

The April 2026 Pre-Funded Warrants have an exercise price of $0.0001 per underlying share of common stock, are exercisable from the date of issuance and will not expire. The number of shares of common stock issuable upon exercise of the April 2026 Pre-Funded Warrants is subject to adjustment upon certain corporate events, including certain stock dividends and splits, combinations, reclassifications, and certain other events.

The Fund will not be entitled to exercise the Pre-Funded Warrants to the extent that, upon giving effect to such exercise, the aggregate number of shares of common stock beneficially owned by the Fund (together with its affiliates and any other persons whose beneficial ownership of common stock would be aggregated with the Fund for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended) would exceed 33.0% of the total number of then issued and outstanding shares of common stock, as such percentage ownership is determined in accordance with the terms of the April 2026 Pre-Funded Warrants.

The foregoing description of the April 2026 Pre-Funded Warrants does not purport to be complete and is qualified in its entirety by reference to the form of April 2026 Pre-Funded Warrant, a copy of which is filed as Exhibit 99.4 hereto and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13D/A filed with the SEC on December 15, 2025).

Exhibit 99.2 Schedule I (incorporated by reference to Exhibit 99.2 to the Reporting Persons' Schedule 13D/A filed with the SEC on December 15, 2025).

Exhibit 99.3 Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K (File No. 001-40708) filed on April 28, 2026).

Exhibit 99.4 Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K (File No. 001-40708) filed on April 28, 2026).

## Signatures
- RA Capital Management, L.P.: /s/ Peter Kolchinsky, By Peter Kolchinsky, Authorized Signatory (04/29/2026)
- Peter Kolchinsky: /s/ Peter Kolchinsky, Peter Kolchinsky (04/29/2026)
- Rajeev Shah: /s/ Rajeev Shah, Rajeev Shah (04/29/2026)
- RA Capital Healthcare Fund, L.P.: /s/ Peter Kolchinsky, By RA Capital Healthcare Fund GP, LLC, its General Partner, By Peter Kolchinsky, Manager (04/29/2026)
- RA Capital Nexus Fund III, L.P.: /s/ Peter Kolchinsky, By RA Capital Nexus Fund III GP, LLC, its General Partner, By Peter Kolchinsky, Manager (04/29/2026)
- Sera Medicines, LLC: /s/ Stephen Thomas, By Stephen Thomas, Chief Executive Officer (04/29/2026)